, NY 10022-2585 tel fax
575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

July 10, 2013

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS Gold Trust

File No.: 1-34441

Form 10-K for Fiscal Year ended December 31, 2012

Filed February 28, 2013

Dear Ladies & Gentlemen:

            On behalf of the ETFS Gold Trust (the “Trust”) sponsored by our client ETF Securities USA LLC (the “Sponsor”), we submit the responses below with respect to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated June 25, 2013 by Mr. Kevin Woody, Accounting Branch Chief, to Mr. Christopher Foulds, Chief Financial Officer and Treasurer of the Sponsor.  For your convenience, the headings and comments in bold below correspond to the headings and comments in the staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”)

General

1.        In future Securities Exchange Act of 1934 (“Exchange Act”) periodic reports, please provide a more detailed discussion of the market for gold.

            More detailed information on the market for gold will be contained in the Trust’s future periodic reports on Form 10-K.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission

July 10, 2013

Item 1. Business, page 1

The Trustee, page 5

2.        We note your disclosure that the Trustee has no right to visit the premises of any sub-custodian for the purposes of examining the Trust’s gold.  In future Exchange Act periodic reports, please clarify whether the Sponsor has any right to visit the premises of any sub-custodian for purposes of examining the gold.

            The requested clarification will be made in the Trust’s future periodic reports on Form 10-K.

Custody of the Trust’s Gold, Page 7

3.        We note your disclosure regarding custody of the trust’s gold.  In future Exchange Act periodic reports, please identify and discuss in greater detail the controls that are in place to ensure that the gold held by the trust is safe.

            Please be advised that the security protocols, procedures and controls that the Trust’s custodian and sub-custodians utilize to safeguard the Trust’s gold are closely held secrets that neither the Sponsor nor the Trust’s trustee are able to obtain or otherwise disclose.  Such disclosure would not be in the best interest to the Trust or its shareholders because such public disclosure could increase the Trust’s risk of loss and is not otherwise meaningful as compared to the identity of such custodians.  Nevertheless, future periodic reports on Form 10-K will provide greater detail regarding such controls, including the vault inspection rights and exercise of those rights with respect to its gold held by the Trust’s custodian.

Item 5. Market for Registrant’s Common Equity, Related Stockholder….. page 18

4.        We note your disclosure of the number of shares of the trust outstanding as of February 26, 2013.  In future Exchange Act periodic reports, please also disclose the approximate number of holders of the shares of the trust as of the latest practicable date or advise.  Please refer to Item 201(b)(1) of Regulation S-K

            Please be advised that the Trust’s shares are exchange traded in book-entry form only.  The Trust does not conduct shareholder meetings or shareholder votes and is otherwise unaware of the beneficial ownership of its shares.  The Trust’s transfer agent can only observe that Cede & Co., as the nominee of the Depository Trust Company (“DTC”), is the sole record owner of the Trust’s shares.  Upon inquiry of DTC, the transfer agent is only further able to obtain the names of general nominee accounts or “street name holders” without indication of beneficial ownership.  Consequently, the Trust is unable to determine the number of holders of its shares with any degree of accuracy in response to Item 201(b)(1) of Regulation S-K.

United States Securities and Exchange Commission

July 10, 2013

Introduction, page 24

5.        We note your statement that “[a] list of current Authorised Participants is available from the Sponsor or the Trustee. In future Exchange Act periodic reports, please disclose the identities of the authorized participants.

            The requested Authorized Participant identities will be provided in the Trust’s future periodic reports on Form 10-K.

Item 9A. Control and Procedures, page 29

6.        In light of your failure to provide the consent (the “Consent”) of your registered independent public accounting firm (the “Auditor”) within the original filing of your Form 10-K for the fiscal year ended December 31, 2012, please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

            The Trust acknowledges that disclosure controls and procedures, as defined by Rule 13a-15(e), applies to all disclosures required by a form and, by extension, Regulation S-K, including the consent of experts permitted by Item 601(b)(23)(ii) of Regulation S-K if such consent is not otherwise included in the applicable registration statement.  As stated in the correspondence to the Commission by my partner, Kathleen Moriarty, dated June 3, 2013 (the “June 3, 2013 Letter”) with regard to this matter, the Sponsor regards the failure to file the Consent very seriously and has adopted and instituted procedures reasonably designed to prevent this oversight in the future.

United States Securities and Exchange Commission

July 10, 2013

Nevertheless, Sponsor’s management believes that the initial failure to file the Consent  with the 2012 Form 10-K is not significant enough to undermine the basis of their conclusion on the effectiveness of such disclosure controls and procedures as stated in the 2012 Form 10-K.  The lack of a Consent exhibit at the time of the initial filing of the 2012 Form 10-K was not considered significant when compared to the totality of information available to investors, including the information presented in the 2012 Form 10-K and the Trust’s current registration statement on Form S-3 (File No. 333-173472).   Further, the Sponsor’s management was unaware, at the time of the original 2012 Form 10-K filing, of any reason that would have prevented the Auditor from providing the Consent for filing as an exhibit to the 2012 Form 10-K had one been requested. As previously stated in the June 3, 2013 Letter, we are unaware, after consultation with the Auditor’s personnel, of any reason that would have prevented the Auditor from providing the Consent for filing with the initial 2012 Form 10-K. Consequently, the initial failure to file the Consent with the 2012 Form 10-K does not affect the basis of Sponsor management’s conclusion, on behalf of the Trust, that the Trust’s disclosure controls and procedures were effective as of December 31, 2012.

Item 10. Directors, Executive Offices and Corporate Governance, page 32

7.        We note your disclosure that this item is not applicable.  However, for those persons who perform policy making functions typically performed by an executive officer or persons who perform functions typically performed by a director on behalf of the registrant, in future Exchange Act reports, please provide the information required by Item 401 of Regulation S-K.  Refer to Rule 3b-7 under the Exchange Act and Rule 405 of Regulation C.

            Please be advised that the Trust is established as a grantor trust established by a trust agreement executed by the Sponsor and the Trust’s trustee.  As a grantor trust, the Trust has no policy making functions to be performed nor does it have any officers, employees or directors or individuals performing analogous functions.  Any and all policies are set forth in the trust agreement governing the Trust.  Moreover, the discretionary authority of the Sponsor and the trustee are strictly proscribed by the trust agreement.  Once established, the only things the Trust really can do is hold gold in exchange for the issuance of shares and deliver gold for the redemption of shares and the payment of the Sponsor’s fee – it is not permitted any other activities in order to receive the pass-through tax treatment as a grantor trust.  Consequently, the requirements of Item 401 of Regulation S-K are inapplicable to the Trust.  Nevertheless, the Sponsor will consider adding the biographies of its principal executive and financial officers in future reports on Form 10-K.

United States Securities and Exchange Commission

July 10, 2013

Item 12. Security Ownership of Certain Beneficial Owners and….. page 32

Security Ownership of Certain Beneficial Owners, page 32

8.        We note your tabular disclosure of shareholders that beneficially own more than five percent of the outstanding shares of the trust.  In future Exchange Act periodic reports, please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as BlackRock, Inc.  Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

            In all future periodic reports requiring Regulation S-K, Item 403(a) disclosure, the Trust will provide the identification of the direct and indirect beneficial ownership of its shares held by legal entities.

            The Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6304.

Very truly yours,

/s/  Peter J. Shea
Peter J. Shea

PJS/mb

cc:            Christopher Foulds, Chief Financial Officer and Treasurer, ETF Securities USA LLC             Beth Frohlichstein, Attorney-Adviser
            Thomas Kluck, Legal Branch Chief

            Kathleen Moriarty, Partner

            Mark Rakip, Staff Accountant

            Kevin Woody, Accounting Branch Chief